UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
X   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer

Pure Green Franchise Corp.

Legal status of issuer

Form

C-Corporation

Jurisdiction of Incorporation/Organization

New York

Date of organization

August 19, 2019

Physical address of issuer

60 East 8th Street, New York, NY 10003

Website of issuer

https://www.puregreenfranchise.com

Current number of employees: Two (2)

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$1,718,525	$46,151
Cash & Cash Equivalents	$897,402	$19,725
Accounts Receivable	$5,970	$4,524
Short-term Debt	$394,947	$11,411
Long-term Debt	$739,895	$118,963
Revenues/Sales	$1,148,655	$2,692,030
Cost of Revenue	$394,532	$960,210
Taxes Paid	$0	$11,411
Net Income	($769,192)	$29,197

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Beacons AI, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

<center>**April 30, 2021**</center>

<center>**Pure Green Franchise Corp.**</center>



<center>**ABOUT THIS FORM C-AR**</center>

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR, and no source other than the Intermediary has been authorized to host this Form C-AR and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or any other materials supplied herewith.

<center>**CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS**</center>

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Pure Green Franchise Corp. is a retail juice bar franchise that was incorporated in New York on August 19, 2019. The business of the Company was previously operated as a part of Pure Green International Corp. Pursuant to a restructuring agreement, dated January 30, 2019, the business of the Company was transferred to our founder and Chief Executive Officer, Ross Franklin, who later formed the Company as a separate entity. The Company is an affiliate of Pure Green International Corp and its subsidiaries, Pure Green Wholesale LLC and Pure Green NYC Wholesale Crop.

The Company is located at 60 East 8th Street, New York, NY 10003.

The Company's website is https://www.puregreenfranchise.com/.

The Company conducts business through the following entities:

1. Pure Green NYC 10th Street Corp;
2. Pure Green NYC 8th Street Corp;
3. Pure Green NYC 45th Street Corp;
4. Pure Green NYC 62nd Street Corp; and
5. Pure Green NYC Boerum Place Corp (collectively, the "**Existing Locations**").

The Existing Locations are wholly owned subsidiaries of the Company. While the Company may look to expand or reduce the number of Company-owned locations, references in this Form C to "franchises" do not necessarily refer to Company-owned locations. Notwithstanding the previous sentence, risks associated with "franchises" are attributable to the Existing Locations and any future Company-owned locations as well.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/puregreen and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

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RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We may not have enough authorized capital stock to issue shares of capital stock to investors upon the conversion of any security convertible into shares of our capital stock, including the Securities.

Currently, our authorized capital stock consists of 10,000 shares of common stock, of which 10,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized capital stock to be able to obtain funding by issuing shares of our capital stock or securities convertible into shares of our capital stock. We may also not have enough authorized capital stock to issue shares of capital stock to investors upon the conversion of any security convertible into shares of our capital stock, including the Securities. The Company intends to amend its certificate of incorporation after the conclusion of the Offering to increase the number of authorized capital stock.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

If we are unable to continue to increase the number of franchise locations, our ability to maintain profitability may be adversely affected.

Increasing the number of franchise locations will depend in part on the success of our advertising and promotion of new and existing menu items and consumer acceptance. We cannot assure that our advertising and promotional efforts will in fact be successful. If our franchise locations decrease, and our other operating costs increase, our ability to maintain profitability will be adversely affected.

New franchise locations, when and if opened, may not be profitable, if at all, for several months.

We anticipate that our new franchise locations, when and if opened, will generally take several months to reach normalized operating levels due to inefficiencies typically associated with new businesses, including lack of market awareness, the need to hire and train a sufficient number of employees, operating costs, which are often materially greater during the first several months of operation than thereafter, preopening costs and other factors. In addition, franchise locations opened in new markets may open at lower average weekly sales volumes than franchise locations opened in existing markets, and may have higher operating expenses than franchise locations in existing markets. Sales at franchise locations opened in new markets may take longer to reach average annual franchise locations' sales, if at all, thereby affecting the profitability of these company locations.

Sites for new franchise locations may be difficult to acquire.

Opening franchise locations in high-traffic and readily accessible areas is an important factor for our success. We intend to continue to open Pure Green retail locations in college towns, key locations in major cities and strip malls with strong anchor tenants, such as health-oriented supermarkets and major fitness brands. Since suitable locations are in great demand, in the future, we may not be able to obtain optimal sites for new franchise locations at a reasonable cost or at all. In addition, we cannot assure you that the sites we do open will be successful.

Our operations are susceptible to the cost of and changes in food availability which could adversely affect our operating results.

Our profitability depends in part on our ability to anticipate and react to changes in food costs. Various factors beyond our control, including adverse weather conditions, governmental regulation, production, availability, recalls of food products and seasonality may affect our food costs or cause a disruption in our supply chain. Changes in food prices and availability could materially adversely affect our profitability. We cannot predict whether we will be able to anticipate and react to changing food costs by adjusting our purchasing practices and menu prices, and a failure to do so could adversely affect our operating results. In addition, we may not be able to pass along higher costs through price increases to our customers.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Ross Franklin, our founder and Chief Executive Officer, and Michael Cecchini, our Director of Operations. The Company has or intends to enter into employment agreements with Mr. Franklin and Mr. Cecchini; however, there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Mr. Franklin and Mr. Cecchini, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our franchisees could take actions that could harm our business.

Franchisees are independent contractors and are not our employees. We provide training and support to franchisees; however, franchisees operate their locations as independent businesses. Consequently, the quality of franchised locations may be diminished by any number of factors beyond our control. Moreover, franchisees may not successfully operate in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other personnel. Our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could decline significantly, if our franchisees do not operate successfully.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The consolidation of the Existing Locations into subsidiaries under the Company could have violated material agreements.

The Existing Locations previously existed as affiliate entities under common control with the Company but were not subsidiaries. The reorganization and consolidation of the Existing Locations into wholly-owned subsidiaries of the Company may have violated the terms of certain loans and leases of the Existing Locations and the Company will be required to seek waivers or amendments to the terms of such agreements. In addition, there may be negative tax consequences to the reorganization of the Company. The Company has agreed to be responsible for any adverse tax consequences to Ross Franklin that may result from the consolidation of the Existing Locations. If the Company is unable to get the required waivers and amendments from the counterparties to such agreements, or if there are unintended tax consequences that the Company may be liable for, the effects could be substantial and could have a material adverse effect on the Company.

The franchise industry is highly regulated.

We are subject to regulation in every state that we open franchise locations in, and failure to comply with applicable regulatory requirements may adversely affect our business, financial condition and results of operations. In particular, the laws and regulations governing franchised businesses are extremely complex and in some instances there are no clear regulatory or judicial interpretations of these laws and regulations, which increase the risk that we may be found to be in violation of these laws.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

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BUSINESS

Description of the Business

Pure Green Franchise is a retail juice bar franchise offering a core menu of handcrafted smoothies, acai bowls and cold pressed juice. Pure Green retail locations range between 500 square feet to 900 square feet and the company is in the process of franchising locations in all major cities in the United States. Our small location foot-print and low franchise all-in start-up costs allow for rapid scalability of franchised locations. Pure Green is on a mission to build healthier communities around the globe.

Business Plan

Pure Green Franchise plans to expand across the United States by opening more locations through selling Existing Locations and franchises to franchisees.

The Company's Products and/or Services

Product / Service	Description	Current Market
Existing Pure Green Stores	5 Existing Stores	NY
Pure Green Franchises	Locations in Development	FL, IL

Competition

What makes Pure Green unique as a juice bar franchise is the ability for Pure Green franchisees to purchase fully manufactured cold pressed juice at special wholesale pricing. Competitors in the juice bar franchise space require franchisees to purchase expensive cold pressed juice equipment, which cause high start-up costs and also require franchisees to adhere to juice manufacturing regulation by the FDA and state. Pure Green franchisees don't have the burden of incurring large juice equipment start-up costs and they don't have to deal with manufacturing regulation or incur high labor fees from juice production. This is a major distinctive advantage Pure Green has, as a juice bar franchise, over competitors like Clean Juice, Nektar and Planet Smoothie among others.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors should independently research the Company's industry to learn about its prospects and competition.

Customer Base

Pure Green's customer base are people that place a high value on their health and people who are looking to transition to a healthier lifestyle. Pure Green looks to open franchise locations in areas that have a high level of foot traffic, are heavy corporate areas, college towns, key locations in major cities or strip malls with strong anchor tenants, such has health-oriented supermarkets and major fitness brands.

Supply Chain

We obtain our parts and packaging through different sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes due to price increase or negative shifts in quality.

Intellectual Property

While we do not own any intellectual property, Pure Green International Corp has agreed to provide us with an exclusive license to use its trademark(s), service mark(s), future registered trademark(s) and service mark(s), brand communication rights, physical retail store concepts and designs, store trade secrets, and current and future recipes of made-in-store products.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There is currently an American Disability Act lawsuit pending against the Existing Location at 60 East 8th Street. Such Existing Location was named alongside the landlord in the suit. The Company has been working with the landlord to get the case resolved and expects the lawsuit to be resolved in the Company's favor without incurring any settlement fees.

There is also a pending lawsuit against Pure Green International Corp. by one of the holders of the Notes (as defined below) with regards to default. Pure Green International Corp. is in the processes of curing the purported default. Pure Green Franchise Corp is independent of this lawsuit and was not named in the lawsuit. We do not expect there to be any monetary costs to Pure Green Franchise Corp. For more information on the Notes and how they relate to the Company, please see the section titled "CAPITALIZATION AND OWNERSHIP".

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ross Franklin	Founder, Director and Chief Executive Officer (Principal Executive Officer and Principal Accounting Officer)	2019-2020: Founder, Director and Chief Executive Officer of the Company 2017-2019: Founder and Chief Executive Officer of Pure Green International Corp	Graduated Wheaton College in 2002 with a Bachelor of Arts Degree with a major in biology and a dual minor in both psychology and art history. One Year on exchange at Wellesley College in 2001
Michael Cecchini	Director of Operations	2019-2020: Director of Operations 2017-2019: Director of Operations for Pure Green International Corp	Graduated University of Cincinnati in 2010 with a Bachelor of Fine Arts in Theatre Design & Production

Indemnification

Indemnification is authorized by the Company to officers and directors acting in their professional capacity pursuant to New York law. Indemnification may include expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has two employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The business of the Company was previously operated as a part of Pure Green International Corp, which raised $1,796,000 through the issuance of convertible promissory notes (the "**Notes**"). The Company is no longer a part of Pure Green International Corp and operates as a separate entity; however, the Company intends to enter into an arrangement with the purchasers of the Notes whereby approximately $405,000 of the Notes will become convertible into securities of the Company (the "**Company Notes**"). Prior to this Offering, upon effecting the conversion of the Company Notes, the holders of the Company Notes would own approximately 2.53% of the Company. Calculating the percentage ownership of the Company held by the Company Note holders prior to this Offering requires us to make several assumptions. The percentage ownership is calculated based on the following assumptions: (i) the conversion feature of Company Notes are triggered pursuant to their terms prior to this Offering; (ii) the Company Notes covert into common stock or into securities convertible, exercisable or exchangeable into common stock on a 1-to-1 basis; (iii) all fractional shares will be rounded up to the nearest whole share; and (iv) the Company has enough authorized capital stock to issue the requisite amount of shares of common stock to the holders of the Company Notes upon conversion.

Since becoming a separate entity, the Company has not conducted any capital raises, and has only issued the following securities:

Type of Security	Common Stock
Amount Outstanding	10,000 shares
Par Value per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	Not applicable
How this security may limit, dilute or qualify the Securities	Not applicable
Percentage ownership of the Company by the holders of such Security	~90.645% assuming conversion of outstanding convertible instruments at the respective valuation cap of each.

Type of Security	SAFE
Amount Outstanding	$25,000
Voting Rights	None
Anti-Dilution Rights	None
Post-Money Valuation Cap	$9,600,000
Conversion	If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed valuation before the termination of this Safe, on the initial closing of such financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Safe purchase price divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Safe purchase price divided by the price per share equal to the Post-Money Valuation Cap divided by the fully-diluted company capitalization (exclusive of any unvested securities or unpromised options). As used herein, "Standard Preferred Stock" means a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the financing.
Liquidity Event	If there is a change of control or an initial public offering before the termination of this Safe, the investor will automatically be entitled to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such Liquidity Event equal to: (1) the Safe purchase price (the "Cash-Out Amount") or (2) the amount payable on the number of shares of common equal to the Safe purchase price divided by the Liquidity Capitalization (the "Conversion Amount"). "Liquidity Capitalization" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis): Includes all shares of capital stock issued and outstanding; includes all (i) issued and outstanding options and (ii) to the extent receiving proceeds, any promised options; includes all converting securities, other than any Safes and other convertible securities (including without limitation shares of preferred stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and excludes unissued options.

Dissolution Event	If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. "Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.
Other Material Terms	In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating preferred stock.
Percentage ownership of the Company by the holders of such Security (assuming conversion)	~0.27%, assuming conversion pursuant to a bona fide transaction with the principal purpose of raising capital, at the Valuation Cap

Type of Security	Crowd SAFE
Amount Outstanding	$1,090,160.64
Material Terms	$12mm Valuation Cap / 10% Discount
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Securities	N/A
Percentage ownership of the Company by the holders of such Security	Approximately 9.085%, assuming conversion pursuant to a bona fide transaction with the principal purpose of raising capital, at the Valuation Cap.

The Company has outstanding debt through the following Existing Locations:

Franchised Location	Pure Green NYC 8th Street Corp
Type of Debt	New York Business Continuity Loan
Date Issued	4/27/20
Interest	0%
Amount Outstanding	$66,666.66
Description of Collateral	All presently owned and hereinafter acquired goods, assets and personalty property of the Borrower.
Other Material Terms	6 month deferred payments. Personally guaranteed by CEO. May be prepaid without penalty. Interest increases to 9% upon a default.

Franchised Location	Pure Green NYC 8th Street Corp
Type of Debt	Economic Injury Disaster Loan
Date Issued	5/19/2020
Maturity Date	5/19/2050
Payment	Installment payments, including principal and interest, of $731.00 monthly, will begin twelve (12) months from the date of the promissory note.
Interest	3.75% per annum.
Amount Outstanding	$149,000
Use of Proceeds	Working capital; loan and UCC fees.
Collateral	The Collateral in which this security interest is granted includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.
Other Material Terms	Borrower will neither seek nor accept future advances under any superior liens on the collateral securing this Loan without the prior written consent of SBA. Borrower will not sell, lease, license or otherwise transfer (including by granting security interests, liens, or other encumbrances in) all or any part of the Collateral or Borrower's interest in the Collateral without Secured Party's written or electronically communicated approval, except that Borrower may sell inventory in the ordinary course of business on customary terms. In addition, Borrower warrants that it shall maintain the Collateral in good condition; (b) pay promptly all taxes, judgments, or charges of any kind levied or assessed thereon; (c) keep current all rent or mortgage payments due, if any, on premises where the Collateral is located; and (d) maintain hazard insurance on the Collateral, with an insurance company and in an amount approved by Secured Party (but in no event less than the replacement cost of that Collateral).

Franchised Location	Pure Green NYC 45th Street Corp
Type of Debt	Economic Injury Disaster Loan
Date Issued	5/19/2020
Maturity Date	5/19/2050
Payment	Installment payments, including principal and interest, of $731.00 monthly, will begin twelve (12) months from the date of the promissory note.
Interest	3.75% per annum.
Amount Outstanding	$149,000
Use of Proceeds	Working capital; loan and UCC fees.
Collateral	The Collateral in which this security interest is granted includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.
Other Material Terms	Borrower will neither seek nor accept future advances under any superior liens on the collateral securing this Loan without the prior written consent of SBA. Borrower will not sell, lease, license or otherwise transfer (including by granting security interests, liens, or other encumbrances in) all or any part of the Collateral or Borrower's interest in the Collateral without Secured Party's written or electronically communicated approval, except that Borrower may sell inventory in the ordinary course of business on customary terms. In addition, Borrower warrants that it shall maintain the Collateral in good condition; (b) pay promptly all taxes, judgments, or charges of any kind levied or assessed thereon; (c) keep current all rent or mortgage payments due, if any, on premises where the Collateral is located; and (d) maintain hazard insurance on the Collateral, with an insurance company and in an amount approved by Secured Party (but in no event less than the replacement cost of that Collateral).
Franchised Location	Pure Green NYC Boerum Place Corp
Type of Debt	Economic Injury Disaster Loan

Date Issued	5/19/2020
Maturity Date	5/19/2050
Payment	Installment payments, including principal and interest, of $731.00 monthly, will begin twelve (12) months from the date of the promissory note.
Interest	3.75% per annum.
Amount Outstanding	$149,000
Use of Proceeds	Working capital; loan and UCC fees.
Collateral	The Collateral in which this security interest is granted includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.
Other Material Terms	Borrower will neither seek nor accept future advances under any superior liens on the collateral securing this Loan without the prior written consent of SBA.

Borrower will not sell, lease, license or otherwise transfer (including by granting security interests, liens, or other encumbrances in) all or any part of the Collateral or Borrower's interest in the Collateral without Secured Party's written or electronically communicated approval, except that Borrower may sell inventory in the ordinary course of business on customary terms.

In addition, Borrower warrants that it shall maintain the Collateral in good condition; (b) pay promptly all taxes, judgments, or charges of any kind levied or assessed thereon; (c) keep current all rent or mortgage payments due, if any, on premises where the Collateral is located; and (d) maintain hazard insurance on the Collateral, with an insurance company and in an amount approved by Secured Party (but in no event less than the replacement cost of that Collateral). |

Franchised Location	Pure Green NYC 8th Street Corp
Type of Debt	Paycheck Protection Program Loan
Date Issued	5/7/20
Maturity Date	5/7/2022
Payment	Borrower will pay this loan in 18 payments of $2,463.40 each payment. Borrower's first payment is due December 7, 2020, and all subsequent payments are due on the same day of each month after that. Borrower's final payment will be due on May 7, 2022, and will be for all principal and all accrued interest not yet paid. Payments include principal and interest. Unless otherwise agreed or required by applicable law, payments will be applied first to any accrued unpaid interest; and then to principal.
Interest	1%
Amount Outstanding	$43,772.32
Loan Forgiveness	Borrower may apply to Lender for forgiveness of the amount due on this loan in an amount equal to the sum of the following costs incurred by Borrower during the 8-week period beginning on the date of first disbursement of this loan: payroll, mortgage, utilities, and covered rent obligations.
Other Material Terms	6 month deferred payments. May be prepaid without penalty.

Franchised Location	Pure Green NYC Boerum Place Corp
Type of Debt	Paycheck Protection Program Loan
Date Issued	02/09/2021
Maturity Date	02/09/2026
Payment	Fifty (50) payments of $519.88 per month commencing 01/09/2022
Interest	1%
Amount Outstanding	$25,239.72
Loan Forgiveness	Borrower may apply to Lender for forgiveness of the amount due on this loan in an amount equal to the sum of the following costs incurred by Borrower during the 8-week period beginning on the date of first disbursement of this loan: payroll, mortgage, utilities, and covered rent obligations.
Other Material Terms	6 month deferred payments. May be prepaid without penalty.

Franchised Location	Pure Green NYC 45th Street Corp
Type of Debt	Paycheck Protection Program Loan
Date Issued	02/09/2021
Maturity Date	02/09/2026
Payment	Fifty (50) payments of 834.60 per month commencing 01/09/2022
Interest	1%
Amount Outstanding	$40,159.46
Loan Forgiveness	Borrower may apply to Lender for forgiveness of the amount due on this loan in an amount equal to the sum of the following costs incurred by Borrower during the 8-week period beginning on the date of first disbursement of this loan: payroll, mortgage, utilities, and covered rent obligations.
Other Material Terms	6 month deferred payments. May be prepaid without penalty.

Ownership

All of the outstanding stock of the Company is owned by Ross Franklin.

Below are the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Name	Number and type/class of security held	Percentage ownership
Ross Franklin	10,000 shares of common stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

Pure Green Franchise Corp. (the "**Company**") was incorporated on August 19, 2019 under the laws of the State of New York, and is headquartered in New York City. The Company is a retail juice bar franchise with multiple Company-owned locations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of May 26, 2020, the Company had an aggregate of $763,564.12 in cash and is cash flow positive. Cash comes from loans and the sale of products through the Existing Locations.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company makes revenue from the Existing Locations in the form of sales, including in-store transactions, deliveries, and catering. The Company intends for there to be royalty revenues upon the opening of non-corporate owned franchises and receipt of an exclusive license from Pure Green International Corp to use its trademark(s), service mark(s), future registered trademark(s) and service mark(s), brand communication rights, physical retail store concepts and designs, store trade secrets, and current and future recipes of made-in-store products.

Capital Expenditures and Other Obligations

The company plans to open three new Company-owned locations in 2020.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily.

MATERIAL CHANGES AND OTHER INFORMATION

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for subsequent events and applicable disclosures.

Previous Offerings of Securities

On August 19, 2019, we issued 10,000 shares of our common stock to our founder and Chief Executive Officer for an aggregate total of $10 pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On March 23, 2020, we issued a simple agreement for future equity (SAFE) for an aggregate total of $25,000 pursuant to the exemption from registration provided by Rule 506(c) of Regulation D. The proceeds from the offering were used as general working capital.

While we have not issued any other securities during the last three years, on May 8, 2020, we conducted an intermediate closing of the Offering, locking in $248,701 of investment commitments and drawing down approximately $124,350.50 of the proceeds. We have reserved but have not issued the Securities due to those Investors as (i) such Investors may contribute additional capital to the Offering and (ii) pursuant to the terms of the Offering, if a Form C-W is filed, we will not issue the Securities and will return all proceeds drawn down. We will complete the sale of all Securities as of the Offering Deadline.

See the section titled "CAPITALIZATION AND OWNERSHIP" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time, the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

On February 3, 2020, Ross Franklin contributed his interest in all of the outstanding capital stock of the Existing Locations to the Company in order to consolidate the Existing Locations into subsidiaries of the Company. In return, the Company agreed to be responsible for all of the liabilities of the Existing Locations and for any adverse tax consequences to Ross Franklin that may result from the consolidation of the Existing Locations.

Karen Franklin, the mother of our founder and Chief Executive Officer, invested $50,000 in Pure Green International Corp. in the form of a convertible promissory note. Please see the section titled "CAPITALIZATION AND OWNERSHIP" for more information regarding this note.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Pure Green Franchise Corp.

/s/*Ross Franklin*
_____
(Signature)

Ross Franklin
_____
(Name)

Chief Executive Officer and Director
_____
(Title)

April 30, 2021
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/*Ross Franklin*
_____
(Signature)

Ross Franklin
_____
(Name)

Chief Executive Officer and Director
_____
(Title)

April 30, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

PURE GREEN FRANCHISE CORP.

(a New York corporation)

Financial Statements

For the calendar year ended December 31, 2020



INDEPENDENT AUDITOR'S REPORT

April 28, 2021

To: Board of Directors, PURE GREEN FRANCHISE CORP.
        Attn: Ross Franklin
Re: 2020 Financial Statement Audit

We have audited the accompanying consolidated financial statements of PURE GREEN FRANCHISE CORP. (a corporation organized in New York) (the "Company"), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, shareholder equity, and cash flows for the calendar year period thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations, shareholder equity and its cash flows for the calendar year period thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

PURE GREEN FRANCHISE CORP.
BALANCE SHEET
As of December 31, 2020
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS		2020
Current Assets		
Cash and cash equivalents	$	897,402
Other receivables		5,970
Prepaid expenses		12,290
Other current assets		384,980
Total current assets		1,300,642
Furniture and equipment, net of accumulated depreciation		417,883
Total Assets	**$**	**1,718,525**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$	394,947
Total Current Liabilities		394,947
Loans payable		739,895
SAFE notes		1,435,000
Total Liabilities		2,569,842
SHAREHOLDER'S EQUITY		
Common Stock (150,000,000 shares authorized of $0.001 par value stock, 100,000 shares issued and outstanding)		100
Additional paid-in capital		112,237
Retained earnings		(963,655)
Total Shareholders' Equity		(851,318)
Total Liabilities and Shareholder's Equity	**$**	**1,718,525**

PURE GREEN FRANCHISE CORP.
STATEMENT OF OPERATIONS
For the calendar year ended December 31, 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2020
Revenues	$ 1,148,655
Less: Cost of goods sold	394,532
Gross profit	754,123
Operating expenses	
General and administrative	719,745
Rent	224,869
Professional fees	282,401
Utilities	47,842
Sales and marketing	194,429
Total operating expenses	1,469,285
Net Operating Income (Loss)	(715,163)
Depreciation (expense)	(5,157)
Amortization (expense)	(48,872)
Tax provision (benefit)	–
Net Income (Loss)	$ (769,192)

PURE GREEN FRANCHISE CORP.
STATEMENT OF SHAREHOLDER EQUITY/DEFICIT
For the calendar year ended December 31, 2020
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholder Equity
	# of shares	$			
Balance as of January 1, 2020		$ 100	$ 15,710	$ (194,463)	$ (178,753)
Capital contributions			96,527		96,527
Net income (loss)				(769,192)	(769,192)
Balance as of December 31, 2020		$ 100	$ 112,237	$ (963,655)	$ (851,318)

PURE GREEN FRANCHISE CORP.
STATEMENT OF CASH FLOWS
For the calendar year ended December 31, 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2020
Operating Activities	
Net Income (Loss)	$ (769,192)
Adjustments to reconcile net income (loss)	
to net cash provided by operations:	
Add back: Depreciation and amortization	54,029
Changes in operating asset and liabilities:	
(Increase) Decrease in other current assets	(398,331)
Increase (Decrease) in accounts payable and accrued expenses	104,147
Net cash used in operating activities	(1,009,347)
Investing Activities	
Purchase of equipment	(86,338)
Net cash used in operating activities	(86,338)
Financing Activities	
Proceeds from loans	442,084
Proceeds from SAFE notes	1,435,000
Proceeds from capital contributions	96,527
Net change in cash from financing activities	1,973,611
Net change in cash and cash equivalents	877,926
Cash and cash equivalents at beginning of period	19,476
Cash and cash equivalents at end of period	$ 897,402

PURE GREEN FRANCHISE CORP.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
For Periods Ending December 31, 2020

NOTE 1 – NATURE OF OPERATIONS

PURE GREEN FRANCHISE CORP. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in New York on August 19, 2019. The Company operates and franchises a cold-pressed juice company whose mission is to build healthier communities across the globe by connecting customers with superfood.

In 2020, the Company acquired Pure Green NYC 10th Street Corp., Pure Green NYC 8th Street Corp., Pure Green NYC 45th Street Corp., Pure Green NYC 62nd Street Corp. and Pure Green NYC Boerum Place Corp. in a contribution agreement with its founder and chief executive, Mr. Ross Franklin.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, in 2020, the Company faces economic uncertainty due to the COVID-19 pandemic.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $897,402 of cash on hand.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years. The Company had $417,883 of net fixed assets as of December 31, 2020.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's principally earns revenue with the sales of its retail products at the time of sale.

Accounts Receivable
Most collections of sales receipts are at the time of sale. However, if sold on account, trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventories
From time to time, the Company maintains inventory for sale to customers. The Company values inventory at cost (subject to any accruals obsolescence, spoilage, or other loss) on a first-in, first-out basis.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has filed or will file its corporate income tax return for the period ended December 31, 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2020 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company may, from time to time, engage in limited related party transactions. The Company has advanced some funds to its management team as of December 31, 2020. Because the Company is majority owned by Mr. Ross Franklin, a member of this management team, it cannot be guaranteed that any of those transactions are made at arm's length or commensurate with market rates for the goods and services rendered.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – EQUITY AND SAFE INSTRUMENTS

Equity
The Company has authorized 150,000,000 shares of common stock. The shares have a par value of $0.001 per share. The Company has issued 100,000 shares as of December 31, 2020.

SAFE Instruments
In 2020, the Company issued simple agreements for future equity. Of the total balance of SAFE instruments outstanding, $1,240,000 have a valuation cap of $12,000,000 upon a qualified financing. The remainder of the SAFE instruments have a valuation cap of $11,000,000 upon a qualified financing.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") common stock in a securities offering intending to be exempt from registration under Regulation CF.

The Crowdfunded Offering is being made through a FINRA approved Regulation CF portal.

Management's Evaluation
Management has evaluated subsequent events through April 28, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.



A. **A:_ R GIAI'\i10DIS**
CERTIFIED 'BLIC ACCOUNTA."1'T

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Pure Green Franchise Corp.
Madison, Wisconsin

We have reviewed the accompanying balance sheet of Pure Green Franchise Corp. as of December 31, 2019 and 2018, and the related statements of income , retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

ACCOUNTANT'S RESPONSIBILITY

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

ACCOUNTANT'S CONCLUSION

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America .

A. Andrew Gianiodis, Certified Public Accountant
Amherst , NY
January 29, 2020

PURE GREEN FRANCHISE CORP.

Unaudited Pro Forma Financial Statements for the Years Ending December 31, 2019 and 2018

279 Niagara Falls Blvd.   Amherst, New York 14226   716 – 510-6068

PURE GREEN FRANCHISE CORP.
PROFORMA BALANCE SHEET
As of December 31, 2019 and 2018
(Unaudited)

ASSETS		2019		2018
Current Assets				
Cash and cash equivalents	$	19,725	$	21,543
Other receivables		4,524		4,804
Prepaid expenses		21,902		82,158
Total Current Assets		46,151		108,505
Fixed assets, net of amortization and depreciation		385,574		434,838
Total Assets	$	431,725	$	543,343
LIABILITIES AND STOCKHOLDER'S EQUITY				
Current Liabilities				
Accrued income tax	$	11,411	$	8,425
Long-Term Liabilities				
Loan		118,963		211,264
Total Liabilities		130,374		219,689
STOCKHOLDER'S EQUTTY				
Common Stock, $0.001 par value, 10,000 shares authorized10,000 shares issued and outstanding		100		100
Additional paid-in capital		15,710		67,210
Retained earnings		285,541		256,344
Total Stockholder's Equity		301,351		323,654
Total Liabilities and Stockholder's Equity	$	431,725	$	543,343

PURE GREEN FRANCHISE CORP.
PROFORMA STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Revenues	$ 2,('i92,030	$ 2,660,207
Cost of revenues	960,210	783,098
Gross profit	1,731,820	1,877,109
Operating expenses		
General and administrative	917,294	1,035,457
Rent	518,951	575,331
I"egal and professional	103,232	93,090
Utilities	68,893	66,370
Sales and advertising	15.843	16.647
Total operating expenses	1,624,213	1,786,895
Net operating income	107,607	90,214
Other income	9.423	0
Other expenses		
Amortization expense	48,872	48,871
Interest expense	22,393	8,200
Depreciation expense	5,157	3,160
Total other expenses	76,422	60,231
Net other Income	(66,999)	(60,231)
Net pre-tax income	40,608	29,983
Income tax expense	11.411	8.425
Net income	$ 29,197	$ 21,558

PURE GREEN FRANCHISE CORP.
PROFORMA STATEMENT OF STOCKHOLDER'S EQUITY
For Years Ending December 31, 2019 and 2018
(Unaudited)

	Common Stock				
	Shares	**Par Value**	**Additional Paid-In Capital**	**Retained Earnings**	**Total Stockholder's Equity**
Balance as of January 1, 2018	10,000	$ 100	$ 67,210	$ 234,786	$ 302,096
Net Income	0	0	0	21,558	21,558
Balance as of Decemher 31, 2018	10,000	100	67,210	256,344	323,654
Distrihution to shareholder	0	0	(51,500)	()	(51,500)
Net Income	0	0	0	29,197	29,197
Balance as of December 31, 2019	10,000	$ 100	$ 15,710	$ 285,541	$ 301,351


PURE GREEN FRANCHISE CORP
PROFORMA STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)


	2019	2018
Operating Activities		
Net Income	$ 29,197	$ 21,558
Adjustments to reconcile net income		
to net cash provided by operations:		
Add-in amortization	48,872	48,872
Add-in depreciation	5.158	3.160
Changes in operating assets and liabilities		
(Increase) Decrease in undeposited funds	280	(4,804)
(Increase) Decrease in prepaid expenses	60,256	(80,093)
Increase (Decrease) in accrued income tax	2,986	8,425
Net cash used in operating activities	146,749	(2,882)
Investing Activities		
Purchase of equipment	(4,766)	(15,207)
Net change in cash from investing activities	(4,766)	(15,207)
Financing Activities		
Increase (Decrease) in loan	(92,301)	37,351
Distribution to shareholder	(51,500)	0
Net change in cash from financing activities	(143,801)	37,351
Net change in cash and cash equivalents	(1,818)	19,262
Cash and cash equivalents at beginning of period	21,543	2,281
Cash and cash equivalents at end of period	$ 19,725	$ 21,543

PURE GREEN FRANCHISE CORP.
NOTES TO PROFORMA FINANCIAL STATEMENTSAS
OF DECEMBER 31, 2019

NOTE 1 - NATURE OF OPERATIONS

Pure Green Franchise Corp. (which may be referred to as the "Company" , "we," " us," or "our") was incorporated in New York City on August 19, 2019. The Company sells health foods including smoothies, food bowls, and cold pressed juice . The Company ' s headquarters are in New York, New York. The consolidation includes the entities Pure Green Roerum Place Corp, Pure Green 10 th Street Corp, and Pure Green 62 nd Street Corp, which were incorporated on September 26, 2016, Pure Green 8th Street Corp, incorporated on September 27, 2016, and Pure Green 45th Street Corp, incorporated on March 23, 2017. The companies began operations in 2016. Pure Green Franchise Corp. did not begin operations until 2019, but these financial statements include the financial results fromthe other companies that now operate as subsidiaries to Pure Green Franchise Corp. as though Pure Green FranchiseCorp. had been operating alongside them the entire time.

The Company has a limited operating history. These matters raise concern ahout the Company's ahility to continue as a going concern (see Note 9). During the next twelve months , the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities. If the Companycannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in theUnited States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required hy GAAP for complete financial statements. Tn the opinion of management , all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the UnitedStates requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contin gencies .

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general husiness and economic conditions in the United States. A host of factors heyond the Company's control could causefluctuations in these conditions. Adverse conditions may include recession, downturn or otherwi se, local competition or changes in consumer taste. These adverse conditions could affect the Company 's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it helieves to he credit worthy. The Federal Deposit Insurance Corporation insures halances up to $250,000 . At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at thetime of purchase to he cash equivalents. Cash consists of funds held in the Company's checking account. As of December 3 L 2018 and 2017, the Company had $19,725 and $21,543 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairsare charged to expense . When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or ohtained for software development projects. Amortization for each software project hegins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three toforty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not he recoverahle from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of ohsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairmentfor December 31, 2018.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liahility in an orderly transaction hetween market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date foridentical, unrestricted assets or liabilities.
- I,evel 2 - Observable inputs other than quoted prices included within I,evel 1 that are observable for the asset or liahility, either directly or indirectly, including quoted prices for similar assets and liahilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; orother inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 - Prices or valuation techniques requiring inputs that are hoth significant to the fair valuemeasurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxescurrently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred taxassets will not he realized.

The accrued tax liahility for years ending Decemher 31, 2019 and 2018 were $11,411 and $8,425, respectively. The tax liability is calculated using 21% tax rate for federal, and 7.1% tax rate for New York. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have heen taken or are expected to he taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if inc urred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have heen rendered, the fee for the arrangement is fixed or determinable and collectahility is reasonably assured . For years ending December 31, 2019 and 2018 the Company recognized $2,692,030 and $2,660,207 inrevenue, net of discounts and refunds, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittanceadvice or, if unspecified, are applied to the earliest unpaid inv oices. Due to the nature of the business and that customers do not have the option to not pay at the time of purchase, there are no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary . It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Hoard ("FASH") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that the Company receives or expects to receive for those goods or services. The updated standard will replace most existingrevenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will he effective for annual periods beginning after December 1 5, 2018, and interim periods within annual reporting periods beginning after Decemher 15 , 2019. This update does not have an effect on the Company's financial statements.

In February 2016 , FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recogni ze on the balance sheet the assets and liabilities for the rights and obligations created by thoseleases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In .June 2018, FASB amended ASU No. 2018-07, Compensation - Stock Compensation, to expand the scope of Topic 718, Compensation - Stock Compensation, to include share-hased payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years heginning after Decemher 15, 2019, and interim periods within fiscal years heginning after Decemher 15, 2020, andearly application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect thatthe updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have heen a numher of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected tohave a significant impact our financial statements.

NOTE 3 - FIXED ASSETS

Fixed Assets consist of equipment and leasehold improvements. Depreciation is calculated using the straight-line method over a period of 5 years . Amortization is calculated using the straight-line method over the period of the lease, which is estimated at ten years. As of December 31, 2019 and 2018 the Company had $385,574 and $434,838in net fixed assets. The following tahle shows how the net fixed assets is calculated.

	Fixed Assets			
Equipment	$	28,172	$	23,406
Leasehold Improvements		488,720		488,720
Accumulated amortization		(122,180)		(73,308)
Accumulated depreciation		(9,138)		(3,980)
Fixed assets, net of depreciation and amortization	$	385.574	$	434,838

NOTE4-LOAN

The Company has taken loans from a financial institution, which is secured by and takes payments directly from the revenue that goes through credit card payments. The loan balances as of December 31, 2019 and 2018 were $118,963, and $211,264 respectively. These balances consist of smaller loans that are taken out at the different locations . The loan fee is calculated based on the amount of the loan, usually between I Oo/c and 13% of the loan amount. The loan is paid back out of credit card revenue and is taken out as a percentage of daily card sales. Thematurity dates range between September and November 2021, and repayment begins within a week of the origination date.

NOTE 5 - INCOME TAX PROVISION

The Company will file its income tax return for the period ended December 31, 2019 in 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 - STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

Authorized 10,000 shares, par value $0.001, 10,000 shares issued and outstanding. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertibledebt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company.

NOTE 7-STOCK-RASED COMPENSATION

The Company does not yet have a stock-based compensation plan.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company leases several facilities, which generally have terms between 10 and 12 years . The following tahle presents future minimum lease payments under operating leases:

Fiscal Year		Leases
2018	S	671,475
2019		694,405
2020		567,142
2121		587,109
2022		601,592
Thereafter		2,975,646
Total minimum lease payments	s	6,097,370

NOTE 9 - GOING CONCERN

These financial statements are prepared on a going concern basis. The various companies began operation in 2016.The Company's ability to continue is dependent upon management's plan to raise additional funds and maintain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10-SURSEQUENT EVENTS

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount hy .Tune 2, 2020 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has valuated subsequent events through January, 2020, the date the financial statements were availableto be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.